                                                  Registration No. 333-41536

 As filed with the Securities and Exchange Commission on October 20, 2000

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           _________________________
                                  FORM S-3/A

                              AMENDMENT NO. 1 TO
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               _________________

                            CASH TECHNOLOGIES, INC.
              (Exact name of Registrant as specified in charter)


              Delaware                                 95-4558331
     (State or other jurisdiction                      (I.R.S. Employer
     of incorporation or organization)                 Identification Number)


                            1434 West 11/th/ Street
                         Los Angeles, California 90015
                                (213) 745-2000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               _________________

                                 Bruce Korman
                     President and Chief Executive Officer
                            1434 West 11/th/ Street
                         Los Angeles, California 90015
                                (213) 745-2000
         (Name and address, including zip code, and telephone number, including area code, of agent for service)

                               _________________

                                With copies to:

                            Brian C. Daughney, Esq.
                           Goldstein & DiGioia, LLP
                             369 Lexington Avenue
                           New York, New York 10017
                           Telephone (212) 599-3322
                           Facsimile (212) 557-0295

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                                 Proposed
                                                                 Proposed         Maximum
                                                                  Maximum        Aggregate            Amount of
Title of Each Class of Securities         Amount to be        Offering Price      Offering          Registration
Being Registered                           Registered           per Share(1)      Price(1)               Fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(2).......     118,125                $ 9.50        $ 1,122,188            $  296
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(3).......      59,059                $ 9.00        $   531,531            $  140
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(4).......      336,200               $ 9.00        $ 3,025,800            $  798
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(5).......      353,895               $ 9.50        $ 3,362,002            $  887
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(6).......    1,189,971               $12.94        $15,398,225            $4,065
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(7).......       15,000               $12.00        $   180,000            $   48
-------------------------------------------------------------------------------------------------------------------------
Total..................................    2,072,250                             $23,619,782            $6,236
=========================================================================================================================

--------------

(1) Estimated solely for the purpose of determining the registration fee, based on the maximum exercise price of the Warrants and convertible securities with respect to which the underlying Common Stock is being registered. Of the required fee, $5,812 has previously been paid.

(2) Shares of Common Stock issuable upon conversion of Series A Preferred Stock held by certain Selling Security Holders which are convertible into Common Stock of the Company on a one for one basis based upon a conversion price of $9.50 per share.

(3) Shares of Common Stock issuable upon exercise of outstanding Series A Common Stock Purchase Warrants held by certain Selling Security Holders which are exercisable at $9.00 per share. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

(4) Shares of Common Stock issuable upon exercise of outstanding Series B Common Stock Purchase Warrants held by certain Selling Security Holders. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

(5) Shares of Common Stock issuable upon conversion of outstanding convertible promissory notes in the aggregate principal amount of $3,362,000 held by certain Selling Security Holders which are convertible at $9.50 per share.

(6) Shares of Common Stock issuable upon exercise of outstanding Common Stock Purchase Warrants held by certain Selling Security Holders. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

(7) Shares of Common Stock issuable upon exercise of additional Series A Common Stock Purchase Warrants which may be issued to holders of the Series A Preferred Stock in payment of dividends on the Series A Preferred Stock, based upon an issue price of $12.00 per warrant.

                          ___________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

================================================================================

P R O S P E C T U S
-------------------

                     2,072,250 Shares of Common Stock

                            CASH TECHNOLOGIES, INC.

     We are registering for resale an aggregate of 2,072,250 shares of common stock, $.001 par value of Cash Technologies, Inc., issuable upon the conversion or exercise of the following securities held by certain selling security holders: 118,125 shares issuable upon the conversion of shares of our Series A Preferred Stock (and an aggregate of 15,000 additional shares underlying warrants which may be issued as dividends on the Series A Preferred Stock); 59,059 shares issuable upon the exercise of our Series A Common Stock Purchase Warrants; 353,895 shares issuable upon the conversion of outstanding convertible Promissory Notes; 336,200 shares issuable upon the exercise of our Series B Common Stock Purchase Warrants; 350,001 shares issuable upon the exercise of common stock purchase warrants issued in our pre-initial public offering financings; and 839,970 shares issuable upon the exercise of other outstanding common stock purchase warrants and options held by certain selling security holders.

     Our Common Stock is listed on the American Stock Exchange under the symbol "TQ". On October 12, 2000, the high and low prices for the Common Stock as reported by Amex were $5.25 and $5.00, respectively.

     We will not receive any proceeds from the sale of the shares by the selling security holders.

     The shares may be sold from time to time by the selling security holders, or by their transferees. No underwriting arrangements have been entered into by the selling security holders. The distribution of the shares by the selling security holders may be effected in one or more transactions that may take place on the over the counter market, including ordinary brokers transactions, privately negotiated transactions or through sales to one or more dealers for resale of the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales. The selling security holders and intermediaries through whom such shares are sold may be deemed underwriters within the meaning of the Act, with respect to the shares offered.

     PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. --ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is __________, 2000

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
AVAILABLE INFORMATION..................................................     1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................     1

PROSPECTUS SUMMARY.....................................................     2

THE COMPANY............................................................     2

THE OFFERING...........................................................     7

RISK FACTORS...........................................................     8

SELLING SECURITY HOLDERS...............................................    18

PLAN OF DISTRIBUTION...................................................    25

REPORTS TO SHAREHOLDERS................................................    26

LEGAL MATTERS..........................................................    26

EXPERTS................................................................    26

ADDITIONAL INFORMATION.................................................    26

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS.............................    27

SIGNATURES.............................................................    33

                             AVAILABLE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information that we file with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
The SEC maintain an Internet site, http://www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by Cash Technologies with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

     1.   Our Annual Report on Form 10-KSB for the fiscal year ended May 31,
          2000.


     2.   Our Report on Form 10-QSB for the fiscal quarter ended August 31,
          2000.

     3. A description of our common stock contained in our registration statement on Form 8-A filed July 2, 1998.


     Each document filed subsequent to the date of this prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.

     All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange

Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Cash Technologies, Inc., 1434 West 11/th/ Street, Los Angeles, California 90015, telephone (213) 745-2000, Attention:
Howard Brand.

                              PROSPECTUS SUMMARY

     The following summary is intended to set forth certain pertinent facts and highlights from material contained in the our annual report on Form 10-KSB for the fiscal year ended May 31, 2000 (the "Form 10-KSB") and in our report on Form 10-QSB for the fiscal quarter ended August 31, 2000 (the "Form 10-QSB"), incorporated by reference into this prospectus.

                                  THE COMPANY

Introduction

     Cash Technologies, Inc., was incorporated in Delaware in 1995 and operates through its wholly-owned subsidiaries, National Cash Processors, Inc., a Delaware corporation, incorporated in May, 1994, which became a subsidiary of the Company in January, 1996, CoinBank Automated Systems, Inc., a Delaware corporation, incorporated in November, 1995, and CoinBank Automation Handels GmbH, Salzburg, Austria. Unless the context otherwise requires, references herein to the Company refers to Cash Technologies, Inc., and its wholly-owned subsidiaries, National Cash Processors, Inc., CoinBank Automated Systems, Inc. and CoinBank Automation Handels GmbH, Salzburg, Austria.

     On July 9, 1998, the registration statement for our initial public offering was declared effective. The offering consisted of 1,485,000 shares of our Common Stock with an initial offering price of $7.00 per share. Starr Securities, Inc. and Gunn Allen Financial, acted as underwriters for our initial public offering. We received gross proceeds (without deduction for commissions and expenses) of $10,395,000 in the offering and net proceeds of $8,467,880. On August 18, 1998, the underwriters exercised the over-allotment option and purchased an additional 172,750 shares of our Common Stock, the result of which the we received gross proceeds (without deduction for commissions and expenses) of $1,209,250 and net proceeds of $1,010,446. We have utilized all of the proceeds of the initial offering for marketing, research and development, debt repayment and for working capital.

     Since April 3, 2000 our Common Stock has been listed on the American Stock Exchange under the symbol "TQ". From the date of our initial public offering on July 8, 1998 through March 31, 2000, our Common Stock was listed for trading on the Nasdaq SmallCap Market under the symbol "CHNG".

     We began and continue to do business as a currency and coin processor through its National Cash Processors, Inc. subsidiary. In 1996, we began its development of an enhanced version of an automated teller machine (ATM) technology which was designated the ATM-X. The ATM-X was designed to provide a range of services not typically offered by ATM machines, such as electronic bill payment, instant activated phone cards, event ticketing and others.

     In December of 1997, we filed a patent application describing the transaction processing and networking technologies designed to drive ATM-X and similar devices. The technology, which was later named EMMA (E-commerce Message Management Architecture), allows for the seamless integration of conventional ATM and credit card (point-of-sale) networks with non-bank networks and the Internet. The explosion of Internet e-commerce has created a demand for EMMA's unique capabilities to provide e-commerce access from ATMs, POS and other terminals, as well as increased security for financial transactions conducted over the public Internet.

     Focus on the rapid deployment of ATM-X and EMMA has resulted in increases in the size of our technical staff. EMMA's capabilities, with interfaces to our various e-commerce partners, will allow it to seamlessly interface financial networks and provide a universal portal for the use of the five main methods of payment through which trillions of dollars are transacted each year: (1) the ATM network; (2) the credit card (POS) network; (3) the Automated Clearing House
(ACH) network ; and (4) checks; and (5) cash. The EMMA system has been certified through the financial networks and the first pilot installations which provide automated check cashing have begun.

Business

     In 1996, we began our development of an enhanced version of an automated teller machine which was designated the ATM-X. The ATM-X was designed to provide a range of services not typically offered by ATM machines, such as electronic bill payment, instant activated phone cards, event ticketing and others. As development efforts proceeded, we discovered a significant market demand for this product and the need to create a robust transaction processing system that could link the new ATMs with the worldwide financial networks in order to provide these new services to ATMs, kiosks and PCS.

     In December of 1997, we filed a patent application describing our transaction processing and networking technologies. The technology, which was later designated as E-commerce Message Management Architecture or EMMA, allows for the seamless integration of conventional ATM and credit card (point-of-sale) networks with non-bank networks and the Internet. The explosion of Internet e-commerce has created a demand for EMMA's unique capabilities to provide e-commerce access from ATMs, as well as increased security for financial transactions conducted over the public Internet.

     EMMA's capabilities, with interfaces to our various e-commerce partners, will allow it to seamlessly interface financial networks by utilizing currency acceptors on the ATM-X which allows individuals with no ATM card or credit card to access the services offered. The five main channels in which EMMA will operate and through which trillions of dollars are transacted each year are:

          -    the ATM network;
          -    the credit card/point-of-sale network;
          -    the Automated Clearing House network;
          -    and checks; and
          -    cash

     We have, in recent years, expanded our operations into other technologies, however we began and continue to do business as a cash and coin processor through our National Cash Processors, Inc. subsidiary. Typically, currency is purchased in bulk at a discount of between 1% and 2% from face value. After counting, sorting and/or wrapping, we either promptly resell the processed coin and currency at face value plus a small fee, typically $1.50 to $3.00 per box of 50 rolls of coins and $.50 to $41.50 per $1,000 worth of bills sorted, to a variety of customers, including armored car companies, or deposit it at face value at the Federal Reserve Bank for credit to our account.

Recent Events

Recently Completed Private Offerings

     In order to raise funds for working capital and development of EMMA, on July 27, 1999, we commenced a private offering pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D. The offering terminated on November 30, 1999. We offered units, each unit comprised of 10 shares of Series A 8% Cumulative Convertible Redeemable Preferred Stock and 5 Series A Common Stock Purchase Warrants. The Units were offered for sale at $95.00 per Unit. Each share of the Series A Preferred Stock is convertible into one share of Common Stock, based upon a conversion price of $9.50. The Series A Warrants were originally exercisable at $12.00 per share. In October 2000, the Board of Directors determined to reduce the exercise price to $9.00. Dividends on the Series A Preferred Stock are cumulative annual dividends at the rat of 8% per annum are payable annually. Dividends may be paid in cash, or at our option, in additional Series A Warrants based upon a price of $12.00 per Series A
Warrant.

     At November 30, 1999 we had received gross proceeds from this completed offering of approximately $1,122,188. As a result of this offering we have issued 118,125 shares of Series A 8% Cumulative Convertible Redeemable Preferred Stock and 59,063 Series A Common Stock Purchase Warrants. The registration statement of which this prospectus forms a part includes 177,091 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Series A Warrants and an additional 15,000 shares of Common Stock underlying Series A Warrants which may be issued as dividends on the Series A Preferred Stock.

     We recorded deemed dividends of $22,640 for both the Series A Preferred Stock and Series A Warrants issued for the three months ended August 31, 2000. This amount was based on the difference between the closing market price and the offering price of the Series A Preferred Stock plus the value of the Series A Warrants associated with the Series A Preferred Stock, value using the "Black Scholes" model.

     On December 31, 1999, we commenced a second private offering pursuant to
Section 4(2) of the Securities Act of 1933 and Regulation D. GunnAllen Financial, Inc., one of our investment bankers and an underwriter in our initial public offering, was engaged as placement agent for this offering. The offering consisted of units, each unit comprised of a secured convertible promissory note in the principal amount of $50,000, bearing interest at the rate of 10% per annum and Series B Redeemable Warrants to purchase 5,000 shares of common stock. The notes are convertible into our Common Stock at the conversion rate of $9.50 per share. The Series B Warrants were originally exercisable at a price of $13.00 per share. In October 2000, the Board of Directors determined to reduce the exercise price to $9.00 per share.

     At January 5, 2000, we received gross proceeds from this completed offering of $3,362,000 from the sale of 67.24 Units. As a result of this offering we issued notes in the aggregate principal amount of $3,362,000 and 336,200 Series B Common Stock Purchase Warrants. This registration statement and prospectus includes the 690,095 shares of Common Stock underlying the convertible Promissory Notes and the Series B Warrants (figures represent rounding).

     On October 4, 2000, we completed a private offering of $2,000,000 of units comprised of Series B 8% Cumulative Convertible Preferred Stock and Series C Warrants. Each unit had a purchase price of $100,000 and is comprised of 20,000 shares of Series B Preferred Stock and 4,000 Series C Warrants. The Series B Stock has annual dividends payable at 8% per year, payable in cash or Common Stock at the option of the Company. The Series B Stock is convertible into shares of Common Stock, at anytime at the option of the holder, at the Liquidation Price divided by the lesser of: (i) $5.50 per share; or (ii) the average closing price for the Company's Common Stock for the five (5) trading days ending on the trading day prior to the date of the conversion notice; provided, however, in no event will the conversion rate be less than $2.50 per share. The liquidation price is $5.00 per share. By way of example, for each $100,000 unit, an investor would be entitled to approximately 18,181 shares of Common Stock. The Series C Warrants have an exercise price of $2.00 per share. This registration statement and prospectus does not include any shares related to our most recent private placement.

     We will record deemed dividends in conjunction with this offering. This amount will be based on the difference between the closing market price and the offering price of the Series B Preferred Stock plus the value of the Series C Warrants, using the Black-Scholes model, associated with the Series B Preferred Stock. The securities in the private offering are being sold in reliance upon the availability of an exemption from the registration provisions of the Securities Act of 1933 by virtue of our intended compliance with the provisions of sections 4(2), 4(6) thereof and rule 506 promulgated by the Securities and Exchange Commission thereunder. We intend to use the proceeds received from this offering for working capital and debt repayment. None of the securities sold in this placement are included in the registration statement of which this Prospectus forms a part.

GBS Lawsuit/Acquisition

     We have commenced a lawsuit against Geld Bearbeitungs Systeme GES.M.B.H., an Austrian entity which had been manufacturing certain of our CoinBank machines. As described in our SEC Reports, we have a five year licensing and manufacturing services agreement with Geld. We had previously entered into a letter of intent to acquire Geld and certain disputes have arisen regarding the acquisition and licensing agreements between the parties. It is unlikely that the acquisition will be consummated. We instituted the suit to enforce certain licensing rights under our agreements and to enforce the acquisition letter of intent. Although we believe, based upon advice of our Austrian counsel, that we have a meritorious and strong claim, there can be no assurance that we will be successful in our suit. Recently, the Austrian courts awarded the Company a 10% ownership interest in Geld resulting from a ruling adverse to one of its principals.

Proposed Acquisition

     On August 24, 2000, we entered into a non-binding Letter of Intent to acquire up to 100% of privately-held RBSA, Inc., an ATM transaction processor headquartered in Carrolton, Texas, for $6,000,000 in cash and stock. Terms of the transaction as presently being discussed provide for the acquisition of at least 51% of RBSA. The final purchase price will be dependent upon the percentage of ownership to be acquired and satisfaction of RBSA's post-closing revenue and income targets. The parties are continuing to negotiate the terms of this transaction, and no definitive agreement has been reached that the transaction will be consummated. Management is unable as of the date of this prospectus to determine if the transaction will be consummated. RBSA is a leading "off-premise"ATM processor, driving nearly two million transactions per month from approximately 5,000 ATMs located across the United States. RBSA provides an array of advanced customer service tools to its clients, including real-time Internet-accessible transaction reports and the ability to perform rapid new-ATM setups automatically though the company's website, rather than the laborious call-center operation used by other processors. RBSA's approach fits our philosophy to utilize state-of-the-art technologies to enhance traditional institutional transaction processing methods. The Robinson-Humphrey Company, LLC, is acting as financial advisor to us in this transaction.

Closing of the transaction is subject to execution of a final agreement, approval by our Board of Directors, normal closing conditions and pending financing. No assurances can be given that the Company will obtain the financing necessary to complete this transaction.

Loan Restructuring

     In 1997, the Company entered into a credit agreement with GE Capital Corporation ("GE") pursuant to which the Company has borrowed $5,500,000 for the purchase of CoinBank component equipment, working capital and general corporate purposes. The line is secured by a lien on certain of our Coinbank machines. As of August 31, 2000, there was approximately $2,574,000 of principal outstanding. Amounts borrowed under this line bear interest at approximately 9.0% per annum, payable over a period of 60 months, subject to certain pre-payment penalties. The Company cannot borrow any further under this credit agreement. The Company is required to make monthly payments of principal and interest on this line of credit, currently approximately $120,000. In May, 2000, the Company negotiated a modification of the payment terms and on June 29, 2000, obtained a waiver to be in compliance with the payments terms. On September 29, 2000. the Company entered into an agreement with GE to defer principal payments on the debt for twelve (12) months and to defer interest payments for six (6) months. As part of this Agreement, GE provided the Company with a waiver to be in compliance with all payment terms. Both interest and principal will start amortizing upon completion of a public stock offering, or after twelve months for the remainder of the original term. As consideration for the extension, the Company and GE have agreed to increase the principal portion of the loan by $500,000. If the Company repays the loans in full within twelve (12) months, then $400,000 of the $500,000 increase will be reduced The Company has agreed to give GE a lien on all of the assets of the Company subject to any pre-existing liens, including liens in favor of the debt holders from the January 2000 private offering.

                                 THE OFFERING


Common Stock outstanding prior to
Offering (1)........................         3,522,200

Shares being offered for
Sale by Selling Security Holders....         2,072,250

Common Stock outstanding after the
Offering(1).........................         5,594,450

Risk Factors .......................         This Offering involves a high
                                             degree of risk. See "Risk Factors."

Use of Proceeds(2)..................         All of the proceeds of this
                                             offering will be paid to the
                                             respective Selling Security Holders
                                             and none of the proceeds will be
                                             received by our company. We
                                             anticipate that proceeds received
                                             from exercise of any warrants will
                                             be used for working capital
                                             purposes. See "Use of Proceeds."

AMEX
Market Symbol.......................         TQ

_______________

(1)  As of October 18, 2000.  Does not include:

 .    775,887 shares reserved under our company's Stock Option Plan of which
     693,030 options are issued and outstanding.

 .    150,000 shares reserved under our company's Non-Executive Director Plan of which 120,000 options are issued and outstanding.

 .    Up to approximately 1,592,362 shares reserved for issuance upon exercise of outstanding warrants, including shares underlying warrants included in this prospectus.

(2) We will receive approximately $3,546,567 in proceeds if all of the warrants are exercised, which reflects the reduction in the exercise price of the Series A and Series B Warrants to purchase at $9.00 per share.

                                 RISK FACTORS

     An investment in the securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere, should be considered carefully in evaluating us and our business. An investment in the securities is suitable only for those investors who can bear the risk of loss of their entire investment.

     Immediate Need for Capital; If we are unable to obtain needed additional financing, our business may fail.

     Our capital requirements have been and will continue to be significant. At September 8, 2000, we had only $562,721 of available cash, creating an immediate need to raise additional capital. We have significant liabilities outstanding of approximately $7,510,345 at August 31, 2000. Our current monthly operating costs are approximately $350,000. Our working capital deficit at August 31, 2000 was ($1,411,701). For the fiscal year ended May 31, 2000 we had only $229,807 in net revenue. We have undertaken various measures to raise the capital we need, including: (i) we have entered into a Letter of Intent with an investment banking firm, to undertake a secondary offering of the Company's stock of approximately $10,000,000 on a "firm commitment" basis; (ii) the Company has engaged an additional investment bank to provide additional financial and strategic advice; and (iii) the Company is negotiating short term borrowing to improve its current cash position. There can be no assurance that these contemplated actions or any other actions will be consummated. While we are optimistic that these measures will, if completed, satisfy our financial requirements for the foreseeable future, such financings may not be available to us when needed, on commercially reasonable terms, or at all. The funds obtained through the sale of the Units in the placement completed on October 4, 2000 will be used for operating expenses, debt repayment and working capital. The Company has used approximately $1,200,000 of the proceeds to repay debt (including a $240,000 loan from First Bancorp LP, an affiliate of Mr Bruce Korman, our Chief Executive Officer), pay commissions to the placement agent ($144,000) make loans of $126,666 to shareholders of RBSA and make payments on operating expenses. The amount of funds will only provide interim financing and we will require additional financing in the short term. If we are unable to obtain any such additional financing, we may be required to curtail our marketing and production plans, further development of EMMA and possibly cease operations.


     We have a history of incurring losses which resulted in our independent accountants' issuing a going concern opinion.


     We have incurred losses since our inception. For the years ended May 31, 2000, 1999, and 1998, we sustained net losses of $6,639,901, $5,711,964, and
$2,727,145, respectively. For the three months ended August 31, 2000, we had net losses of $1,047,644. At May 31, 2000 we had a stockholders' equity of $3,409,725 and an accumulated deficit of $18,472,501. At August 31, 2000 we had a stockholders equity deficiency of ($4,388,429) and an accumulated deficit of $19,542,589. In its report accompanying our audited financial statements for the fiscal year ended May 31, 2000, our independent auditors included an explanatory paragraph wherein they expressed substantial doubt about our ability to continue as a going concern. This concern was due primarily to our lack of revenue and income, substantial debt service requirements and working capital needs.

     Any additional financing we seek may substantially dilute the interests of our shareholders.

     To the extent that we obtain additional financing through the issuance of additional equity securities, any such issuance may involve substantial dilution to our then-existing stockholders. Additionally, to the extent that we incur indebtedness or issue debt securities, we will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. Any inability to obtain additional financing when needed will have a material adverse effect on us that could require us to significantly curtail or possibly cease our operations.



     If our products and services do not achieve market acceptance, our business will be harmed.

     In marketing our products and services, we are attempting to change the traditional methods by which people obtain financial services and access the Internet. Accordingly, the demand for these services is subject to a high level of uncertainty. If we do not realize market acceptance of these products, our business will be seriously harmed. The results of the use of EMMA when deployed may not be well-received and prior results of use may not be indicative of future market acceptance of our products or services. Commercial establishments and individuals may elect to utilize other methods which they believe to be less costly or possess other advantages over EMMA. Achieving market acceptance for EMMA will require substantial marketing efforts and the expenditure of a significant amount of funds to inform various targeted customer groups of the perceived benefits and cost advantages of EMMA. To date we have installed only a limited number of EMMA driven terminals.

     Similarly, the demand for and market acceptance of our coin and currency processing services are also subject to a high level of uncertainty. If we do not realize market acceptance of these products, our business will be seriously harmed. Commercial establishments and individuals may elect to utilize other methods which they believe to be less costly or possess other advantages over our cash processing services, including establishing their own cash counting and processing operations, or otherwise refraining from seeking to dispose of excess cash.

     Our limited marketing capabilities may hinder our growth.

     Since inception, we have conducted only limited marketing activities and currently have limited marketing and technical experience and limited financial, personnel and other resources to independently undertake extensive marketing activities. Accordingly, our marketing efforts may not result in significant initial or continued market acceptance, may not develop a market for our EMMA system, CoinBank(R) machines and coin and currency processing services and may not succeed in positioning EMMA as a preferred method of processing "advanced function" transactions. Further, our current marketing plans are subject to change as a result of a number of factors, including changes in market conditions, the nature of the marketing requested or provided by prospective users of EMMA.

     We face substantial security risks in our business for which we may not be fully insured.

     Our cash processing operations are substantially dependent upon maintaining the security of the inventories of coin and currency transported to our cash processing facility and held on our premises. We have obtained insurance for on-site and off-site theft of cash from our facilities and machines, and we maintain insurance against losses, including those due to theft or embezzlement by independent contractors or our employees. This insurance, however, may not provide us with an adequate level of coverage in the event of any loss and it may not be renewed or increased in the future as needed, on commercially reasonable terms or at all. Moreover, we may experience an unanticipated loss not covered by such insurance. Partially or completely uninsured losses, if of sufficient magnitude, could have a material adverse effect on our business and results of operations. Although we believe that we have in place adequate security systems and procedures to safeguard the coin and currency processed at our cash processing facility, our systems and procedures may not be sufficient to ensure against theft, embezzlement or other losses.

     Our products may not perform reliably in extensive applications.

     As of October 1, 2000, we had only three (3) EMMA-driven ATM-X machines at locations in Nevada. As of October 1, 2000, we had only a limited number of CoinBank(R) machines at locations in California and Europe. We are no longer, however, intending to be involved in the placement of CoinBank(R) machines. Although such systems and machines have performed reliably to date at their current installations, upon widespread commercial use they may not satisfactorily perform all of their intended functions or may not prove reliable in extensive utilization. Software and other technologies that are incorporated into our products are complex and may contain errors which will only become apparent subsequent to widespread commercial use. Remedying such errors could require the expenditure of a substantial amount of money and could also result in significant delays in installing or selling our products which could have a material adverse effect on us. We anticipate that we will continue to seek to upgrade and enhance both the hardware and software components of our products. Such upgrading and enhancement efforts remain subject to the risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization or significantly increased costs. Further, our EMMA systems may not satisfactorily perform all of its intended functions or will prove not to be reliable in extensive utilization.

     We are dependent on independent contractors, whose nonperformance could harm our business.

     We are substantially dependent on the ability of the independent contractors we hire to dedicate sufficient personnel to service us. Any contractor that we utilize or may utilize may not have sufficient capacity to satisfy our needs during any period of sustained demand. The loss of services of independent contractors could disrupt our business. Furthermore, the EMMA system accesses networks which are owned and operated by third parties. The failure or unavailability of these networks could have a material adverse effect on us.

     We are dependent on third-party manufacturers.

     The EMMA system is designed to be distributed through equipment, such as ATMs manufactured and distributed by third parties. Although we believe that a number of sources for this equipment is available, failure or delay by any manufacturer in providing such equipment to location operators could result in interruptions in our ability to deploy EMMA-based transactions and could have a material adverse effect on our operations.

     We are in litigation with a supplier of technology.

     We have commenced a lawsuit against Geld Bearbeitungs Systeme GES.M.B.H., an Austrian entity which had been manufacturing certain of our CoinBank(R) machines. Pursuant to licensing and manufacturing services and distribution agreements with Geld, we have the exclusive world-wide right, except for sales to certain Austrian financial institutions, to use the technology which is incorporated in the equipment manufactured by this supplier. We had previously entered into a letter of intent to acquire Geld to secure our access to the exclusive technology and certain disputes have arisen regarding the acquisition and licensing agreements between the parties. We instituted the suit to enforce certain licensing rights under our agreements and to enforce the acquisition letter of intent. The termination of our agreement with Geld would likely lead to the termination of our exclusivity with respect to such technology.

     We have a limited customer base and the loss of any present customers would have an adverse effect on our operations.

     We continue to sell most of the coin and currency that we process to a limited number of entities. We generally do not enter into long-term written agreements with any customers with respect to the processing, acquisition or sale of coin and currency and do not anticipate entering into written contracts for coin purchases or sales with future customers. The loss of present or any future significant customers, for any reason, in the absence of significant additional customers or contracts, could have a material adverse effect on our financial condition and results of operations. We may not be able to lessen our dependence on a limited number of customers for a substantial portion of our revenue.

     The expansion of our business is uncertain.

     To date, we have generally been dependent on processing coins and currency purchased directly from third parties (other than through CoinBank(R) machines) to generate substantially all of our revenues. We intend to increase our current level of operations, with an emphasis on marketing EMMA services. We have achieved limited growth to date and we may not be able to successfully expand our operations. Expansion of our operations will be largely dependent upon our ability to successfully market and distribute EMMA-driven transaction processing services; hire and retain skilled technical, marketing and other personnel; establish and maintain satisfactory relationships with banks and retail businesses; and achieve significant market acceptance for the use of advanced function services. We may not be able to successfully implement our business plan and unanticipated expenses, problems or technical difficulties may occur which would result in material delays in its implementation. Our prospects could be adversely affected by a decline in the economic prospects of particular individual or commercial customers or segments of cash-intensive markets, which could result in reduction or deferral of requirements for coin processing services or the use of EMMA services by prospective customers. We may not be able to achieve significant market acceptance of advanced function transactions, achieve significant penetration in new geographic markets or successfully expand our operations.

     We may not successfully compete with our competitors.

     The coin processing industry is characterized by intense competition and we compete primarily with banks, most of which possess substantially greater financial, personnel, marketing and other resources than us. With respect to CoinBank(R) machines, we are aware of one other company that offers self-service coin counting and processing services through the use of coin counting machines. To our knowledge, unlike us having recently focused our efforts on selling CoinBank(R) machines, this competitor focuses its marketing efforts on installing its machines in supermarkets on a free placement basis. This competitor has installed a number of its machines in the Los Angeles area as well as in other areas of the United States, and, in some cases, such installations are near where we have installed or may seek to install and/or sell CoinBank(R) machines. There can be no assurance that potential customers of CoinBank(R) machines will not prefer to utilize this competitor's machines.

     Competition could render our technologies obsolete.

     Our competitors may be developing or may seek to develop functionally equivalent products or services for the disposal of large amounts of coins in the future. In addition, our EMMA platform will compete with existing automated teller machines and services offered by financial institutions and other companies that may provide services similar to those offered by EMMA. Competitive technologies may render our products and services obsolete or less marketable.

     Changing industry trends may adversely effect our operations.

     Alternatives to the use of cash and checks, such as credit cards and wire transfer, debit cards and other forms of electronic currency are increasing. Increasing use of these alternative forms of payment could reduce the frequency of circulation of cash and checks resulting in decreased need for some EMMA applications. The market for alternative forms of money transfer is characterized by frequent introduction of new products and services and is subject to changing consumer preferences and economic trends which may make certain EMMA applications unattractive compared to other alternatives.

     The geographic concentration of our business exposes us to risks due to changes in the regional economy.

     To date, our operations have been concentrated primarily in the Southern California area. Our growth prospects will be largely dependent on its ability to achieve greater penetration in this market as well as significant penetration in new geographic markets. Although we intend to focus our efforts on expanding its operations for the foreseeable future, a substantial portion of our revenues will be derived from its Southern California operations. Such geographic concentration increases the potential impact on our results of operations of any regional economic downturn or catastrophic events. Our prospects could be adversely affected by unfavorable general economic conditions, including any downturns in the California or national economies, which could result in an unwillingness by consumers to pay cash processing fees or an increased interest in developing alternative methods of counting and sorting cash, including creating in-house processing facilities.

     We are subject to risks relating to our international installations and sales.

     We are seeking to deploy the EMMA system outside of the United States. To the extent that we are able to expand our operations and sales outside of the United States, we will be subject to the risks associated with international operations and sales, including economic and political instability, currency fluctuations, credit risks, shipping delays, customs duties, export quotas, foreign government regulations and other trade restrictions, any of which could have a significant impact on our ability to operate effectively outside of the United States or to deliver EMMA services overseas to customers on a competitive and timely basis.

     Uncertainty of patent and trademark protection.

     Although we have filed applications with the U.S. Patent Office to obtain a patent on our EMMA platform and our CoinBank(R) coin counting machine, these patents may not be granted, or that if granted, they may not afford us any meaningful protection. We do not currently hold any patents with respect to any software or hardware used in its operations. We intend to rely primarily on a combination of trade secrets, technical measures, copyright protection and nondisclosure agreements with its employees to establish and protect the ideas, concepts and documentation of software developed by it and used primarily in its coin processing operations. Such methods may not afford complete protection, and there can be no assurance that third parties will not independently develop such technology or obtain access to the software we have developed. Although we believe that our use of the software we developed and other software used in its operations does not infringe upon the rights of others, our use of the software we developed or such other software may infringe upon the patents or intellectual property rights of others. In the event of infringement, we could, under certain circumstances, be required to obtain a license or modify aspects of the software we developed or such other software or refrain from using such software. We may not have the necessary financial resources to defend any infringement claim made against us or be able to successfully terminate any infringement in a timely manner, upon acceptable terms and conditions or at all. Failure to do any of the foregoing could have a material adverse effect on us. Moreover, if the software we developed or any other software or hardware used in our business is deemed to infringe upon the rights of others, we could, under certain circumstances, become liable for damages, which could have a material adverse effect on us. We received United States trademark registration for the "CoinBank(R)" name in September 1997. Although we are not aware of any claims of infringement or other challenges to our rights to use this trademark, there can be no assurance that our marks do not or will not infringe upon the proprietary rights of others or that our marks would be upheld if challenged.

     We are dependent on key personnel.

     Our success is dependent on the efforts of our key personnel, including Mr. Korman, our President and Chief Executive Officer. We have entered into a three-year employment agreement with Mr. Korman which expires in July, 2001, which requires Mr. Korman to devote not less than

40 hours per week of his business time to our business. The loss of the services of Mr. Korman could have a material adverse effect on our business and prospects. Mr. Korman also participates in other business endeavors which require a portion of his business time. Although Mr. Korman has advised us that his participation in outside business matters should not interfere with his performance of his duties as our President and Chief Executive Officer, there can be no assurance that a conflict of interest will not arise with respect to the allocation of Mr. Korman's time or that such conflict would be resolved in our favor.

     The success of our business also requires that we retain other qualified management personnel.

     Our success is also dependent upon our ability to hire and retain additional qualified management, marketing, technical, financial and other personnel. Competition for qualified personnel is intense, and there can be no assurance that we will be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified management and other personnel would have a material adverse effect on us.

     We are controlled by our management.

     Mr. Korman and Mr. Miller, and their respective affiliates, beneficially own, in the aggregate, approximately 29.6% of our outstanding common stock. As a result, they are and will be in a position to act together to effectively control us, elect our directors, cause an increase in the authorized capital or the dissolution, merger or sale of our assets, and generally direct our affairs.

     Our directors and officers have limited personal liability.

     Our Certificate of Incorporation includes provisions to limit, to the full extent permitted by Delaware law, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. In addition, our By-Laws require us to indemnify any of our directors, officers, employees or agents to the full extent permitted by Delaware law. As a result of such provisions in our Certificate of Incorporation and the By-Laws, stockholders may be unable to recover damages against our directors and officers for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing our directors, officers, employees and agents for breaches of their duty of care, even though such an action, if successful, might otherwise benefit us and our stockholders.

     The future sale of our currently outstanding restricted stock may depress our stock price.

     As of October 12, 2000, we had 3,522,200 shares of common stock outstanding, of which approximately 2,426,132 shares of common stock are freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. All of the remaining 1,096,068 shares of common stock outstanding are restricted securities as that term is defined under Rule 144 promulgated under the Securities Act. In the event that all of the warrants and other convertible securities for which shares are registered under this Prospectus are exercised, an additional 1,830,592 shares will be outstanding. The sale of these shares of common stock may have a depressive effect on the market prices prevailing from time to time. This could impair our ability to raise capital through the sale of its equity securities.

     Possible delisting of securities from American Stock Exchange and risks relating to Penny Stocks.

     Our common stock is listed on American Stock Exchange. The American Stock Exchange granted to us an exception from its original listing requirements in order for our Common Stock to be listed for trading. AMEX, however, reserves the right to delist an entity in its discretion. Among other criteria, AMEX will consider the financial condition and operating results, the public distribution of securities and other non-quantitative criteria. Our failure to meet these maintenance criteria in the future may result in the delisting of our common stock from AMEX, and trading, if any, in our securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

     Although we anticipate that our common stock will be continue to be listed for trading on Amex, if the common stock were to become delisted from trading on Nasdaq and the trading price of the common stock were to fall below $5.00 per share on the date the common stock was delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock, generally, any non-exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally institutions. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers to sell our securities in the secondary market.

     We have the discretion to issue additional shares of preferred stock.

     Our Certificate of Incorporation authorizes our Board of Directors to issue up to 1,000,000 shares of preferred stock, from time to time, in one or more series. Our Board of Directors is authorized, without further approval of the stockholders, and except as prohibited in the Series A and Series B Preferred Stock designations, to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each new series of preferred stock. The establishment of a class of preferred stock other than the Series A Preferred Stock may adversely impact the rights of holders of the Series A Preferred Stock. The issuance of such stock could adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium, or otherwise adversely affect the market price of our common stock. To date we have issued an aggregate of 118,125 shares of Series A Preferred Stock and 400,000 shares of Series B Preferred Stock.

     We may not fully recover the carrying value of our CoinBank machines held for sale.

     We currently are holding for sale approximately 299 CoinBank machines which have a carrying value of approximately $1,283,000. During the year ended May 31, 2000 we sold 65 of these machines and we are currently attempting to identify parties interested in acquiring the remaining units. Although we have been in discussions with several parties pertaining to the sale of these machines, to date we have not received any acceptable offers. During the fiscal year ended May 31, 2000 we recorded an impairment loss of approximately $1,034,000. We are currently reviewing the carrying value of these machines to determine if any additional accounting impairment exists. If we conclude that such an impairment exists, this could give rise to a substantial expense which would increase our reported losses.

     Our assets serve as collateral for various loan obligations and therefore may not be available for distribution to shareholders in the event of liquidation.

     We have previously granted security interests in all of our assets to various lenders, including the holders of the Promissory Notes in the principal amount of $3,362,000 issued in our placement which was completed in January 2000 and liens in favor of General Electric Capital Corporation pursuant to a Master Security Agreement originally entered into in May 1997. The General Electric loan is secured by our CoinBank machines. As of August 31, 2000, we were indebted to General Electric Capital Corporation approximately $2,574,000 excluding interest. Effective as of September 29, 2000, we renegotiated the terms of repayment of the General Electric loan, providing for no payments of principal until March 1, 2001. In the event of a default by the Company on its secured obligations, a secured creditor could declare our indebtedness due and foreclose on the assets securing the defaulted indebtedness. As a result of the existing liens, we are unable to further obtain credit by securing our assets. Further, as a result of the security interests, creditors would be entitled to collect upon the assets prior to any distribution being available to holds of our Common Stock.

     We are dependent upon revenue generated through our Los Angeles County Metropolitan Transporation Authority and a recent strike may adversely effect our revenue and income.

     A majority of our present revenue is derived our agreement with the Los Angeles County Metropolitan Transporation Authority. On September 16, 2000, the employees of the Metropolitan Transit Authority (MTA) went on a strike. The strike was settled on October 17, 2000. While the employees were on strike, we were not been receiving any currency to process under its agreement with MTA. This lack of currency processing will have a negative and material impact on revenue and earnings for the quarter ending November 30, 2000.

                           SELLING SECURITY HOLDERS

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
                                 Shares Underlying Series A Preferred Stock and Series A Warrants

Gerard Renk(3)                                  3,937              3,937             -           **
Lloyd Ettinger(3)                               3,937              3,937             -           **
Watershed Partners LP(3)(4)                    15,750             15,750             -           **
Diane Gross(3)                                  7,875              7,875             -           **
Bernard Goldberg(3)                             7,875              7,875             -           **
Wesley Neal(3)                                  7,875              7,875             -           **
Charles Weingarten(3)                           3,937              3,937             -           **
Daniel Martin(3)                               23,625             23,625             -           **
Marc Derendinger 401 Profit                     7,875              7,875             -           **
Sharing Plan(3)
Milan Glumidge(3)                               7,875              7,875             -           **
Jesselson Gimel Charitable Trust(3)            15,750             15,750             -           **
Irwin Tenenbaum(3)                              3,937              3,937             -           **
Menachem Rosensaft(3)                           3,937              3,937             -           **
Fagenson & Co, Inc. Employee                    3,937              3,937             -           **
Pension Plan & Trust(3)(19)
Starr Securities Target Benefit                 3,937              3,937            --           **
Plan(3)(19)
Ronald Drazin(3)                                7,875              7,875            --           **
Alf Aid Trust (3)                              47,250             47,250             -           **
------------------------------------------------------------------------
Sub-Total                                     177,184            177,184             -

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
                                     Shares Underlying Convertible Notes and Series B Warrants
Robert Albonico(5)                             10,263             10,263            --             **
Donald Baker(5)                                10,263             10,263             -             **
Howard and Joy Brand(5)(6)                    135,131              5,131       130,000             **
Steven Brownstein(5)                            7,697              7,697             -             **
Eric Butlein(5)                               102,631            102,631             -             **
Felix Campos(5)                                20,526             20,526             -             **
John Chwalinski(5)                             20,526             20,526             -             **
Charlie Coombes(5)                             10,263             10,263             -             **
Paul Creamer(5)                                20,526             20,526             -             **
Glenn Davis(5)                                 17,960             17,960             -             **
William Donnelly(5)(21)                        20,263             10,263        10,000             **
Alan Droz(5)                                    5,131              5,131             -             **
Richard Fried(5)                               10,263             10,263             -             **
Jerry Friedman(5)                              45,934             45,934             -             **
Robert Fullerton, IRA(5)(22)                   12,631              5,131         7,500             **
Andes Garganta(5)                               5,131              5,131             -             **
Robert Gilman(5)                               20,526             20,526             -             **
Kenneth Goldman Accountancy Corp.               5,131              5,131             -             **
Pension & Profit Sharing Trust(5)
Stuart and Paula Graff(5)                      20,526             20,526             -             **
Tony Heinrich(5)                                5,131              5,131             -             **
International Power Machinery                  10,263             10,263             -             **
Company Pension Trust(5)

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
Robert Jackson(5)                              10,263             10,263             -            **
Marc Jacobson(5)                                5,131              5,131             -            **
Warren Johnson(5)                              10,263             10,263             -            **
Dennis Lapidus(5)                              10,263             10,263             -            **
Pierce Liberman(5)                             20,526             20,526             -            **
Ron Likas(5)(23)                               50,126             20,526        29,600            **
Andrew Lippa(5)                                 5,131              5,131             -            **
Ted Luntz(5)(24)                               12,263             10,263         2,000            **
Jim Lyons(5)                                   17,960             17,960             -            **
Ben Mast(5)                                    61,578             61,578             -            **
Gerald Miller(5)                               10,263             10,263             -            **
Todd Nelson(5)                                  5,131              5,131             -            **
Fred Oswald(5)                                  5,131              5,131             -            **
Michael Polk(5)                                 5,131              5,131             -            **
Paul Powers(5)                                 10,263             10,263             -            **
Oswald Schindler(5)(25)                         6,131              5,131         1,000            **
David Schlabach(5)                              5,131              5,131             -            **
Steven Shlemon(5)                              20,526             20,526             -            **
Steven Sieglaub(5)(21)                         20,263             10,263        10,000            **
Richard Steuer(5)                               5,131              5,131             -            **
Kem Swarts(5)                                  10,263             10,263             -            **
Francis and Joyce Villella(5)                  20,526             20,526             -            **
Larry Walshaw(5)                                5,131              5,131             -            **
Larry Wheeler(5)                                5,131              5,131             -            **

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
Jorge Zapata(5)                                10,263             10,263             -            **
Andrew Zarnett(5)                               5,131              5,131             -            **
Joseph Zernic(5)(26)                           10,918             10,263           655            **
------------------------------------------------------------------------
Sub-Total                                     880,934            690,197             -

                                                    Pre-IPO Placement Warrants

Vincent Carrino (7)(8)                         48,125             48,125             -            **
Daniel Coleman(8)(27)                          53,101             17,000        36,101            **
Swift Barnes Cust. for Parker                   8,295              4,375         3,920            **
Barnes(8)(30)
Mayer Laufer(8)                                26,250             26,250             -            **
Peter Wasserman(8)                              8,750              8,750             -            **
Bernard Goldberg(8)                             8,750              8,750             -            **
Richard Kandel(8)                               8,750              8,750             -            **
Bernie Fine(8)                                  4,375              4,375             -            **
Dianne Gross(8)                                17,500             17,500             -            **
Transtech GBM, Inc.(8)                         17,500             17,500             -            **
Thomas Fuchs(8)                                17,500             17,500             -            **
Eugene Sudziarski(8)                            2,188              2,188             -            **
Archie Simmons(8)                               2,188              2,188             -            **
Cori Orr(8)(20)                                87,500             87,500             -            **
Jeffery J. Posner(8)(28)                       16,473              8,750         7,723            **
Thomas Dowling(8)                               8,750              8,750             -            **
Watermill Holdings(8)                           4,375              4,375             -            **
Gregory Perrotta(8)                             8,750              8,750             -            **

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
R. Michael Bowe (8)                             4,375              4,375             -             **
Alliance Capital Investments(8)                 8,750              8,750             -             **
Evan Bower(8)                                   8,750              8,750             -             **
Peter Montalbano(8)                            26,250             26,250             -             **
------------------------------------------------------------------------
Sub-Total                                     397,745            350,001

                                    Shares Underlying Other Outstanding Warrants and Options(9)

Gunn Allen Financial, Inc. (10)               249,250            249,250             -             **
Starr Securities (11)                         174,250            174,250             -             **
United Nevada Discount, Inc. (12)               4,113              4,113             -             **
Kevin T. Barnes (13)                            5,560              5,560             -             **
William Berris (13)                            21,448             21,448             -             **
AR Brasch Marketing Employee Plan (13)         21,700             21,700             -             **
CFO Services Profit Sharing Plan  (13)          1,192              1,192             -             **
Karleen Merry (13)                              1,192              1,192             -             **
Miles E Brasch (13)                             5,705              5,705             -             **
Michael and Greta Wirth (13)(29)               11,200              3,336         7,864             **
Richard Maize (13)                              1,112              1,112             -             **
Thomas Schiff (13)                              1,112              1,112             -             **
Erica Jesselson (14)                           50,000             50,000             -             **
Ejada Limited Partnership (15)                 25,000             25,000             -             **
Mark Scott (16)                                40,000             40,000             -             **

                                              Shares                                          Percentage
                                              Beneficially                       Shares       Shares of
                                              Owned Prior                        Owned        Owned
Name and Address of                           to Offering       Shares           After        After
Security Holder                               (1)(2)            Offered(2)       Offering     Offering (*)
WAB Capital (17)                               25,000             25,000             -             **
Goldstein & DiGioia, LLP (18)                  40,000             40,000             -             **
Vincent Carrino (31)                           70,000             70,000             -             --
Howard Brand (32)                             100,000            100,000             -             --
------------------------------------------------------------------------
Sub-Total                                     847,834            839,970            --             --

__________________________
* Based on 5,594,454 shares outstanding, including the shares being registered in this registration statement.

**   Less than 1%.

1. Includes all shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each individual has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned).

2. See "Plan of Distribution." All figures have been rounded to avoid fractional shares which may result from conversion of preferred stock or notes.

3. Listed shares will be issued by us upon the conversion of the Series A Preferred Stock and the exercise of the Series A Warrants. (An aggregate of 15,000 additional shares of Common Stock underlying warrants may be issued to the listed holders as dividends payable on the Series A Preferred Stock. To date, no specific allocation of such shares has been made to the listed holders.)

4. Mr. Vincent Carrino, one of our directors, is a partner of Watermill Holdings, the listed security holder. Listed shares include 15,750 shares underlying shares of Series A Preferred Stock and Series A Warrants. See also footnote 7.

5. Listed shares are issuable by us upon the conversion of the convertible promissory notes and the exercise of the Series B Warrants.

6. Mr. Howard Brand is our Secretary and Chief Financial Officer. Listed shares include 5,131 shares issuable upon conversion of a convertible note and exercise of Series B Warrants and 30,000 shares issuable upon exercise of other privately issued warrants, exercisable at $6.125. Shares underlying 100,000 warrants exercisable at $5.00 per share are included elsewhere in this prospectus. See Note 32.

7. Mr. Carrino serves as a director of our Company. Includes 48,125 warrants exercisable at $8.00 per share. Does not include 70,000 warrants exercisable at $10.375 per share. See Note 31. Does not include 30,000 options issued to Mr. Carrino pursuant to our Non-Director Option Plan. Also does not include shares or warrants held by Watershed Partners L.P. See Note 4 above.

8. Listed shares issuable upon exercise of warrants issued in private placements completed prior to our initial public offering. The warrants are exercisable at a price of $8.00 per share and are exercisable until October 31, 2002.

9.   Listed shares are underlying privately issued options and warrants.

10. GunnAllen Financial, Inc. was one of the underwriters of our initial public offering. Listed shares include shares issuable upon exercise of underwriters' warrants and placement agent warrants issued to GunnAllen in connection with our recent private offering. Includes an aggregate of 175,000 warrants exercisable at $5.00 per share and 74,250 warrants exercisable at $11.55 per share.

11. Starr Securities, Inc. was one of the underwriters of our initial public offering. Listed shares include shares issuable upon exercise of underwriters' warrants and other privately issued warrants.

12.  Represents shares underlying warrants exercisable at $3.50 per share.

13.  Represents shares underlying warrants exercisable at $8.00 per share.

14.  Represents shares underlying warrants exercisable at $6.30 per share.

15.  Represents shares underlying warrants exercisable at $7.00 per share.

16.  Represents shares underlying warrants exercisable at $10.5625 per share.

17.  Represents shares underlying warrants exercisable at $12.9375 per share.

18. Goldstein & DiGioia, LLP holds 40,000 common stock purchase warrants exercisable at $5.875 per share. Goldstein & DiGioia, LLP serves as securities counsel to Cash Technologies, Inc.

19. Robert Fagenson, a Trustee of the Fagenson & Co., Inc. Employee Pension Plan & Trust, serves as a director of Cash Technologies, Inc. Does not include any shares or options held by Mr. Fagenson individually.

20. Does not include 67,500 shares beneficially owned by a relative of the listed holder.

21. Listed holder beneficially owns an additional 10,000 shares of common stock not covered by this prospectus.

22. Listed holder beneficially owns an additional 7,500 shares of common stock not covered by this prospectus.

23. Listed holder beneficially owns an additional 29,600 shares of common stock not covered by this prospectus.

24. Listed holder beneficially owns an additional 2,000 shares of common stock not covered by this prospectus.

25. Listed holder beneficially owns an additional 1,000 shares of common stock not covered by this prospectus.

26. Listed holder beneficially owns an additional 655 shares of common stock not covered by this prospectus.

27. Listed holder beneficially owns an additional 36,101 shares of common stock not covered by this prospectus.

28. Listed holder beneficially owns an additional 7,723 shares of common stock not covered by this prospectus.

29. Listed holder beneficially owns an additional 7,864 shares of common stock not covered by this prospectus.

30. Listed holder beneficially owns an additional 5,000 shares of common stock not covered by this prospectus.

31.  Mr. Carrino owns 70,000 warrants exercisable at $10.375 per share. See also
     Note 7.

32.  Mr. Brand owns 100,000 warrants exercisable at $5.00 per share. See also
     Note 6. Does not include any shares being registered elsewhere in this prospectus.

                             PLAN OF DISTRIBUTION

     The common stock covered by this prospectus, including the shares underlying the warrants which be issued by Cash Technologies upon the exercise by the holders of the warrants, may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

     -    on the over the counter market;

     -    in transactions other than on the over the counter market;

     -    in connection with short sales;

     -    by pledge to secure debts and other obligations;

     - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

     -    in a combination of any of the above transactions; or

     - pursuant to Rule 144 under the Securities Act, assuming the availability of an examination from registration.

     The selling security holders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

     Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling share holders, or will receive commissions from the purchasers for whom they acted as agents.

     The selling security holders and intermediaries through whom shares are sold may be deemed underwriters within the meaning of the Securities Act with respect to the shares offered.

     There can be no assurance that the selling security holders will sell all or any of the common stock.

     We have agreed to keep this prospectus effective for a period expiring on the earlier of the date on which all of the selling security holders' shares have been sold or the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act.

     The selling shareholders and us have agreed to customary indemnification obligations with respect to the sale of common stock by use of this prospectus.

                            REPORTS TO SHAREHOLDERS

     Our company distributes annual reports to its stockholders, including financial statements examined and reported on by independent public accountants, and will provide such other reports as management may deem necessary or appropriate to keep stockholders informed of our company's operations.

                                 LEGAL MATTERS

     The legality of the offering of the shares will be passed upon for us by Goldstein & DiGioia, LLP, 369 Lexington Avenue, New York, New York l00l7. Goldstein & DiGioia, LLP (or members thereof) hold warrants to purchase 40,000 shares of Common Stock, which underlying shares are included in this Prospectus and Goldstein & DiGioia is included as a selling security holder.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contained an explanatory paragraph regarding the Company's ability to continue as a going concern). incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

     We have filed a Registration Statement under the Act with the Securities and Exchange Commission, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to our company and such securities, reference is made to the registration statement and to the exhibits and schedules filed therewith. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. The registration statement, including exhibits thereto, may be inspected without charge to anyone at the office of the Commission, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. upon payment of the Commission's charge for copying.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     Expenses in connection with the issuance and distribution of the securities being registered herein are estimated.


                                                                                   Amount
                                                                                   ------
Securities and Exchange Commission Registration Fee............................    $ 6,236
Printing and Engraving Expenses................................................    $ 5,000*
Accounting Fees and Expenses...................................................    $15,000*
Legal Fees and Expenses........................................................    $25,000
Blue Sky Fees and Expenses.....................................................    $10,000*
Transfer Agent and Registrar Fees..............................................    $ 2,000*
Miscellaneous Fees and Expenses................................................    $ 1,500*
                     Total.....................................................    $64,736
                                                                                   =======

* Estimated.

Item 15.  Indemnification of Directors and Officers

     The General Corporation Law of Delaware provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

     Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Delaware law for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer's or director's acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorizes the Board to enter into an indemnification agreement with each officer or director.

     In accordance with Delaware law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for breach of a director's fiduciary duty of loyalty to the us or to our stockholders, acts or omission not in good faith or which involve intentional misconduct or a knowing violation of the law, and in respect of any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity, e.g., as an officer. As a result of the inclusion of such provisions, neither the Company nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence or gross negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 16.  Exhibits

     The following Exhibits designated by an asterisk (*) have been previously filed with the Securities and Exchange Commission and, pursuant to Rule 17 C.F.R. 230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits.

Exhibits designated by (**) are filed herewith.

EXHIBIT NO.                       DESCRIPTION
----------                        -----------

*3.1 Restated Certificate of Incorporation of the Company [Exhibit 3.1 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*3.1(a) Certificate of Designation of Series A 8% Cumulative Convertible Preferred Stock [Exhibit 3.1(a) to the Company's Form 10-QSB for the quarter ended August 31, 1999]

*3.1(b) Certificate of Designation of Series B Preferred Stock [Exhibit 3.1(b) to the Company's Form 10-QSB for the quarter ended August 31, 2000]

*3.2 Bylaws of the Company [Exhibit 3.2 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*4.1 Form of the Company's Common Stock Certificate [Exhibit 4.1 to the Company's Registration Statement on Form SB-2 (File No. 333-
               6436)]

*4.2 Form of the Underwriter's Warrant Agreement, including Form of Warrant Certificate dated as of July 9, 1998 between the Company, Starr Securities, Inc. and GunnAllen Financial Inc. (the "Underwriters")[Exhibit 4.1 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*4.3 Form of Series A Redeemable Warrant [Exhibit 4.3 to the Company's Form 10-QSB for the quarter ended August 31, 1999]

*4.4 Form of Series B Redeemable Warrant [Exhibit 4.3 to the Company's Form 10-QSB for the quarter ended February 29, 2000]

**5.1 Opinion of Goldstein & DiGioia, LLP re: Legality of Shares (to be filed upon amendment).

*10.1 Lease for the Company's Facilities at 1422 -34 West 11th Street, Los Angeles Ca [Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.2 Agreement dated November 22, 1996 between National Cash Processors Inc. and First Bancorp LP [Exhibit 10.2 to the Company's Registration Statement on Form SB-2 (File No. 333-
               6436)]

*10.3 Manufacturing and License Agreement dated January 17, 1997 between the Company and Geld Bearbeitungs Systeme
               GES.M.B.H.[Exhibit 10.3 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.4 Form of Employment Agreement between the Company and Bruce Korman [Exhibit 10.4 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.5 Employee Stock Option Plan [Exhibit 10.5 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.6 Form of Consulting Agreement between the Company and the Underwriters dated as of July 9, 1998 [Exhibit 10.6 to the Company's Registration Statement on Form SB-2 (File No. 333-
               6436)]

*10.7 Stock Purchase Agreement and Plan of Reorganization of the Company [Exhibit 10.7 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.8 Contract between the Company and Los Angeles County Metropolitan Transportation Authority [Exhibit 10.8 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.9 Promissory Note issued to G.E. Capital Corp, Security Agreement and related Guarantees [Exhibit 10.9 to the Company's Registration Statement on Form SB-2 (File No. 333-6436)]

*10.10 Form of Bridge Notes and Bridge Warrant [Exhibit 10.10 to the Company's Registration Statement on Form SB-2 (File No. 333-
               6436)]

*10.11 Non-Executive Director Stock Option Plan [filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting held on June 21, 1999].

*10.12 Form of 10% Secured Convertible Promissory Note [Exhibit 10.1 to the Company's Form 10-QSB for the quarter ended February 29, 2000]

*10.13 Form of Security Agreement entered into between the Company and the holders of the 10% Secured Convertible Promissory Notes [Exhibit 10.2 to the Company's Form 10-QSB for the quarter ended February 29, 2000]

*10.14 Form of Registration Rights Agreement between the Company and the holders of the 10% Secured Convertible Promissory Note [Exhibit
               10.3 to the Company's Form 10-QSB for the quarter ended February 29, 2000]

*10.15 Form of Employment Agreement between the Company and Ken Paull [Exhibit 10.1 to the Company's Form 10-QSB for the quarter ended August 31, 2000]

*10.16 Promissory Note dated as of September 29, 2000 between the Company as maker and General Electric Capital Corporation as payee, in the principal amount of $3,120,590.05 [Exhibit 10.2 to the Company's Form 10-QSB for the quarter ended August 31, 2000]

21 Subsidiaries: National Cash Processors, Inc; CoinBank Automated Systems, Inc; and CoinBank Automation Handels GmbH, Salzburg, Austria.

**23.1         Consent of BDO Seidman, LLP

**23.2         Consent of Goldstein & DiGioia, LLP, contained in exhibit 5.1


Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     A. (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) For purposes of determining any liability under the Securities Act of 1933, each filing of our company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
               Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 15th day of October, 2000.


                              CASH TECHNOLOGIES, INC.


                              By: /s/ Bruce Korman
                                  -------------------------------------
                                      Bruce Korman
                                      President, Chief Executive Officer and
                                      Chairman

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below substitutes and appoints Bruce Korman as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be don in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

    Signature                         Capacity                Date
    ---------                         --------                ----
/s/ Bruce Korman              President, Chief Executive      October 15, 2000
-------------------------
Bruce Korman                  Officer and Chairman


/s/ Richard Miller            Director                        October 15, 2000
-------------------------
Richard Miller


/s/ Robert Fagenson           Director                        October 15, 2000
-------------------------
Robert Fagenson


/s/ Vincent Carrino           Director                        October 15, 2000
-------------------------
 Vincent Carrino

/s/ Edward G. Harshfield      Director                                October 15, 2000
-------------------------
Edward G. Harshfield


/s/ Robin Richards            Director                                October 15, 2000
-------------------------
Robin Richards


/s/ Howard Brand              Chief Financial Officer, Secretary      October 15, 2000
-------------------------
Howard Brand                  and Principal Accounting Officer